Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-128048, 333-166358, and 333-193836) of Celanese Corporation of our report dated June 23, 2023, with respect to the statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related supplemental schedule of Form 5500, Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2022, which report appears in the December 31, 2022, annual report on Form 11-K of the Celanese Americas Retirement Savings Plan for the year ended December 31, 2022.

/s/ Whitley Penn LLP

Plano, Texas
June 23, 2023